CONSENT OF QUALIFIED PERSON

August 18, 2015

I, Robert F. Brown, P. Eng., do hereby consent to the public filing of the report titled “NI43-101 Report on the Topia Mine Mineral Resource Estimates, as of November 30th, 2014” (the “Technical Report”), prepared for Great Panther Silver Limited., dated July 6, 2015, and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated July 9, 2015 (the “Press Release”).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

“Robert F. Brown”
Robert F. Brown, P. Eng.
Vice President, Exploration
Great Panther Silver Limited